UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
SCHEDULE 13E-3

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(AMENDMENT NO. 2)

Equity LifeStyle Properties, Inc.
(Name of Subject Company (Issuer))

Equity LifeStyle Properties, Inc.
(Issuer and Filing Person)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

8.034% Series A Cumulative Redeemable Perpetual Preferred Stock, $.01 Par Value Per Share	29472R207
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Thomas Heneghan Chief Executive Officer Equity LifeStyle Properties, Inc. Two North Riverside Plaza Suite 800 Chicago, Illinois 60606 (312) 279-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Larry P. Medvinsky, Esq.
John A. Healy, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)

$203,280,000	$23,295.89

(1)

The transaction valuation is estimated solely for purposes of calculating the filing fee. As of August 7, 2012, Equity LifeStyle Properties, Inc. (the “Company”) had outstanding 8,000,000 shares of 8.034% Series A Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share (the “Series A Shares”). The calculation is based on the assumption that all outstanding Series A Shares will be acquired by the Company in the Offer (as defined herein), and is based on the average of the high and low sales prices of the Series A Shares on August 7, 2012 being $25.41, as reported on the New York Stock Exchange. Based on this average, the total transaction value is equal to $203,280,000.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #3 for Fiscal Year 2012 issued by the Securities and Exchange Commission (the “SEC”), equals $114.60 per $1,000,000 of the aggregate value of the transaction. The value of the transaction set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

	Amount Previously Paid: N/A	Filing Party: N/A

	Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

                    This is Amendment No. 2 to the Tender Offer Statement on Schedule TO/13E-3 (the “Schedule TO”) filed by Equity LifeStyle Properties, Inc., a Maryland corporation (the “Company”), in connection with its offer to acquire all 8,000,000 outstanding shares of the Company’s 8.034% Series A Cumulative Redeemable Perpetual Preferred Stock, $.01 par value per share (the “Series A Shares”), pursuant to the terms and subject to the conditions described in the offer to exchange, dated August 9, 2012 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO, and the related letter of transmittal (the “Letter of Transmittal”), filed as Exhibit (a)(1)(B) to the Schedule TO, each as amended by Amendment No. 1 to the Schedule TO, filed with the Securities and Exchange Commission on August 23, 2012.

                    The Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Offer to Exchange.

                    The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange, dated August 9, 2012. *
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Form of Letter to Brokers, Dealers and Other Nominees. *
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers and Other Nominees. *
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9. *
(a)(1)(F)	Form of Notice of Guaranteed Delivery. *
(a)(1)(G)	Form of Letter to Beneficial Holders of the 8.034% Series A Cumulative Redeemable Perpetual Preferred Stock. *
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press release of Equity LifeStyle Properties, Inc., dated July 24, 2012. *
(a)(5)(i)	Form of Equity LIfeStyle Properties, Inc. Articles Supplementary relating to 80,000 shares at 6.75% Series C Cumulative Redeemable Perpetual Preferred Stock.†
(a)(5)(ii)	Form of Depositary Agreement by and among Equity LifeStyle Properties, Inc., American Stock Transfer & Trust Company, LLC and the holders from time to time of the Depositary Shares. †
(a)(6)	Press release of Equity LifeStyle Properties, Inc., dated August 9, 2012. *
(b)	Not applicable.
(c)(1)	Opinion of Houlihan Capital, LLC, dated August 7, 2012.*
(c)(2)	Presentation of Houlihan Capital, LLC to the Board of Directors of the Company, dated August 7, 2012. *
(c)(3)	Preliminary draft presentation of Houlihan Capital LLC, dated August 3, 2012.
(d)(1)	Form of Tender Agreement entered into by and between Equity LifeStyle Properties, Inc. and certain holders of 8.034% Series A Cumulative Redeemable Perpetual Preferred Stock. *
(g)	Not applicable.
(h)	Not applicable.

* Previously filed with the Schedule TO on August 9, 2012.

† Previously filed with Amendment No. 1 to the Schedule TO on August 23, 2012.

OFFER TO EXCHANGE

                    The items of the Offer to Exchange set forth below are hereby amended and supplemented as follows:

1.

The second sentence of the paragraph under the heading “SUMMARY TERM SHEET – Withdrawal of Tendered Shares,” which appears on page 2 of the Offer to Exchange, is hereby deleted and replaced with the following:

In addition, after the expiration of the Offer, you may withdraw any Series A Shares that you tendered that are not accepted by us at any time after September 18, 2012.

2.

The first paragraph under the heading “QUESTIONS AND ANSWERS ABOUT THE OFFER – What must I do if I want to withdraw my Series A Shares from the Offer after I have tendered them?” which appears on page 6 of the Offer to Exchange, is hereby deleted and replaced with the following:

          You may withdraw previously tendered Series A Shares at any time before the expiration of the Offer. In addition, after the expiration of the Offer, you may withdraw any Series A Shares that you tendered that are not accepted by us at any time after September 18, 2012. See “The Offer—Withdrawal of Tenders.”

3.	The following language is hereby added after the second paragraph of the “SPECIAL FACTORS – Background of the Offer” section, which appears on page 8 of the Offer to Exchange.

          The following summaries provide additional background relating to communications between officers of the Company and the six institutional holders of the Series A Shares referenced above. No financial advisors or outside counsel participated in any of the described investor communications.

          On July 27, 2012, Martina Linders spoke with a representative of an institutional investor (“Investor A”). That representative stated that Investor A owned about 1.6 million Series A Shares (representing about 20% of the outstanding Series A Shares). The Investor A representative also indicated that Investor A’s interest in participating in an exchange offer would depend on the dividend rate and change of control protection associated with the new security. It was additionally communicated that Investor A generally limits its investments to 33% of any outstanding class of securities.

          On August 6, 2012, Marguerite Nader spoke with the Investor A representative. The representative indicated Investor A was interested in participating in an exchange offer for a new security with a dividend rate of 6.75%, but likely would not tender all of its Series A Shares due to the 33% single issue ownership limit. At that time, the Company emailed a draft tender agreement to Investor A. On August 7, 2012, Paul Seavey discussed the tender agreement with a second representative of Investor A. Investor A did not enter into a tender agreement with the Company.

          On July 25, 2012 and July 27, 2012, Ms. Linders discussed possible terms of an exchange offer for the Series A Shares with a representative of an institutional investor (“Investor B”). The Investor B representative communicated that Investor B owned about 1.3 million Series A Shares (representing about 16.25% of the outstanding Series A Shares) and would prefer an exchange of its Series A Shares for a new issuance of preferred shares rather than a redemption of the Series A Shares by the Company and subsequent issuance of a new security. The Investor B representative further communicated that Investor B’s participation in any exchange offer would depend on the dividend rate of the offered security, but noted that Investor B’s participation may be limited to 20% of a new issue in order to comply with its internal maximum ownership limits.

          On August 6, 2012, Ms. Nader spoke to the Investor B representative and the representative indicated that Investor B would be interested in participating in an exchange offer involving the issuance of securities yielding a 6.75% dividend. At that time, the Company emailed a draft tender agreement to Investor B. On August 7, 2012, Ms. Nader discussed the tender agreement with another representative of Investor B. Investor B did not enter into a tender agreement with the Company.

          On July 25 and July 27, 2012, Ms. Linders spoke with a representative of Neuberger Berman Group. That representative indicated that Neuberger Berman Group owned 150,000 Series A Shares (representing about 1.88% of the outstanding Series A Shares) and further communicated that Neuberger Berman Group believed that the approximate dividend yield range of 6.0% to 7.0% set forth in the Company’s July 24, 2012 press release was reasonable. On August 7, 2012, the Company emailed a draft tender agreement to Neuberger Berman Group and on August 8, 2012 an executed tender agreement was returned to the Company.

          On July 25 and July 26, 2012, Ms. Linders discussed the possible terms of an exchange offer with a representative of an institutional investor (“Investor C”). The representative of Investor C indicated that Investor C owned approximately 1.0 million Series A Shares (representing about 12.5% of the outstanding Series A Shares), and the Investor C representative indicated Investor C would not be interested exchanging its Series A Shares for a new preferred security yielding a dividend rate lower than 7.25%. On August 7, 2012, Ms. Linders again spoke with the Investor C representative and discussed the fact that additional REIT preferred offerings that had been announced since their previous conversation had offered consistently lower dividend rates and noted that other significant holders of Series A Shares had indicated an interest in participating at a 6.75% dividend rate. The Investor C representative communicated that Investor C personnel would discuss these topics internally and provide a response. On August 8, 2012, Ms. Linders again spoke to the Investor C representative and that representative indicated that Investor C did not currently plan to participate in an exchange for securities yielding a 6.75% dividend.

          On July 27, 2012, Ms. Linders spoke with a representative of an institutional investor (“Investor D”) about the potential terms of an exchange offer. The Investor D representative indicated that Investor D owned about 200,000 Series A Shares (representing about 2.5% of the outstanding Series A Shares). The Investor D representative communicated his belief that the range of dividend rates described in the Company’s July 24, 2012 press release of 6% to 7% was reasonable. On August 7, 2012, Ms. Linders spoke with a second representative of Investor D regarding the potential exchange offer and noted that other significant holders of Series A Shares had indicated an interest in participating at a 6.75% dividend rate. On August 8, 2012, Ms. Linders spoke again with the second Investor D representative. In the course of that conversation he communicated that Investor D did not plan to participate in the proposed exchange offer.

          On July 31, 2012, Ms Linders spoke with a representative of another investment management company (“Investor E”) regarding the potential terms of an exchange offer. At that time, the Company understood that Investor E owned about 400,000 Series A Shares (representing about 5% of the outstanding Series A Shares). During that conversation, the Investor E representative communicated that Investor E would likely not exchange its Series A Shares for a preferred security yielding a dividend rate below 7%. On August 7, 2012, Ms. Linders spoke again with the Investor E representative about the potential exchange offer. The representative indicated that, despite other institutions’ indications of interest to the Company, he was not optimistic that Investor E would participate in an exchange offering for preferred shares yielding a 6.75% dividend rate.

4.

The second through eighth paragraphs under the heading “SPECIAL FACTORS – Fairness of the Offer,” which appear on pages 10 and 11 of the Offer to Exchange, are hereby deleted and replaced with the following:

In performing its fairness analysis, the Board initially consulted a set of 17 recent preferred share offerings identified by Houlihan in its presentation, as follows:

	Offering Data			Issuer Data

Issuer	Offering Date	Amount of Securities (in millions)	Dividend Rate	Issuer Market Capitalization (In Thousands)	Issuer Debt/ Total Capital

Kilroy Realty Corporation	8/6/2012	$75.0	6.44%	$3,259.10	35.3%
Taubman Centers, Inc.	8/3/2012	$175.0	6.50%	$4,869.66	36.9%
Investors Real Estate Fund	7/31/2012	$100.0	7.95%	$748.46	59.5%

	Offering Data			Issuer Data

Issuer	Offering Date	Amount of Securities (in millions)	Dividend Rate	Issuer Market Capitalization (In Thousands)	Issuer Debt/ Total Capital

AG Mortgage Investment Trust, Inc.	7/27/2012	$45.0	8.25%	$355.64	76.5%
Apollo Commercial Real Estate Finance, Inc.	7/25/2012	$75.0	8.63%	$344.36	50.8%
Dynex Capital, Inc.	7/25/2012	$50.0	8.50%	$553.22	85.2%
Invesco Mortgage Capital Inc.	7/19/2012	$135.0	7.75%	$2,182.40	86.5%
Senior Housing Properties Trust	7/17/2012	$350.0	5.63%	$4,097.88	32.4%
Kimco Realty Corporation	7/16/2012	$225.0	5.50%	$7,906.61	34.6%
Texeno Realty Corp.	7/12/2012	$40.0	7.75%	$204.12	25.0%
Vornado Realty Trust	7/11/2012	$300.0	5.70%	$15,612.49	39.9%
Chesapeake Lodging Trust	7/10/2012	$110.0	7.75%	$551.94	43.2%
Corporate Office Properties Trust	6/20/2012	$150.0	7.38%	$1,636.77	59.7%
Resource Capital Corp.	6/7/2012	$6.6	8.50%	$457.60	79.9%
Armour Residential Mortgage	5/31/2012	$35.0	8.25%	$1,240.17	90.0%
Cedar Realty Trust	5/15/2012	$10.0	7.25%	$340.97	68.8%
Annaly Capital Management Inc.	5/9/2012	$275.0	7.63%	$16,100.49	85.6%

Comparative/Summary Data
High		$350.00	8.63%	$16,100.49	90.0%
Medium		$100.00	7.75%	$1,240.17	59.5%
Mean		$128.83	7.37%	$3,556.58	58.2%
Low		$6.63	5.50%	$204.12	25.0%
Equity Lifestyle Properties, Inc.				$2,959.90	43.6%

          Our Board compared the terms of these offerings to the Company’s proposed issuance of Depositary Shares having an aggregate liquidation preference of up to $200 million and bearing a dividend rate of 6.75%. From this set of 17 offerings, the Board selected four as being most relevant to evaluating the appropriate terms (and in particular the appropriate dividend yield) for the Series C Shares (and, therefore, the Depositary Shares). Those four were the offerings by Kilroy Realty Corporation, Taubman Centers, Inc., Chesapeake Lodging Trust and Corporate Office Properties Trust.

          In selecting these four offerings, based on input received from our management and from Houlihan, the Board took into account among other things the market capitalization, financial leverage (ratio of debt to total capitalization) and business segments of the respective issuers and their status as REITs. The Board also took into account that six of the set of 17 offerings were issuances by mortgage REITs (i.e., REITs that invest primarily in mortgages) rather than equity REITs and therefore were less directly comparable to preferred shares of the Company. Based on Houlihan’s advice and its own observations, the Board determined that mortgage REITs are generally viewed as higher-risk investments than equity REITs (i.e., REITs that, like the Company, are engaged primarily in the ownership and leasing of real estate) and therefore typically have a higher cost of capital; as a result the Board did not believe that the data regarding securities issued by mortgage REITs was as helpful to its analysis as the data regarding securities issuances by equity REITs. Further, two of 17 of the offerings in the sample set were by issuers that, although focussed on real estate-related activities, were not REITs. The Board decided these offerings by non-REITs were less useful for its analysis than the data regarding offerings by REITs because the unique tax characteristics of REITs (including tax treatment of dividends) should be significant to investors considering an investment in dividend-yielding preferred securities. Among the four offerings deemed by the Board to be most relevant to its analysis, the Board considered the two most recent offerings to be the most relevant, particularly noting that market interest rates and dividend yields had declined somewhat over the two months preceding its deliberations.

          The Board determined that it was not appropriate to base its determination as to the fairness of the substantive terms of the Offer on the net book value, going concern value or liquidation value of the Company. The Board concluded that taking into account such factors in assessing the fairness of the Offer was inappropriate because of the nature of the Series A Shares, including the fact that the Series A Shares have a defined liquidation and redemption value, which makes those factors of only limited relevance to the value of the Series A Shares. The Company has not previously conducted repurchases of Series A Shares, and therefore the Board did not take into account the terms of prior repurchases in its analysis. In addition, the Board is not aware of any firm offers made within the last two years regarding an acquisition of the Company, an acquisition of a substantial part of its assets or the acquisition of a controlling portion of its securities, and accordingly, the Board’s evaluation of the fairness of the Offer did not take into account any such offer. In reaching its determination, the Board considered the current and historical market prices of the Series A Shares. However, the Board determined that the current and historical market prices of the Series A Shares were not of primary relevance in its fairness analysis, due to the fact that the redemption value of the Series A Shares was deemed to be of primary significance and that the current market value of the Series A Shares was approximately the same as the redemption value of the Series A Shares.

          In approving the Offer, the Board weighed the costs and risks, including the transaction costs associated with the Offer, the risks of not completing the Offer, and the potential adverse impact of the Offer on the value of untendered Series A Shares. The Board determined that the benefits of the Offer outweighed these costs and risks.

          The Board’s non−management directors who were present at the Board’s August 7, 2012 meeting, and who comprise a majority of the Board, have approved the Offer. While the Board took the fairness opinion rendered by Houlihan into account in reaching its determination as to the fairness of the Offer, the Board independently determined that that the Offer is substantively and procedurally fair based on the Board’s own analysis, in light of the factors described above. In addition, the Offer requires valid tenders of at least 50% of the outstanding Series A Shares. As a result of this condition the Offer cannot be completed unless at least half of the outstanding Series A Shares are validly tendered.

          In view of the wide variety of factors considered in connection with its evaluation of the Offer, the Board has found it impractical to, and therefore has not, quantified or otherwise attempted to assign relative weights to the specific factors it considered in deciding to approve the Offer or in evaluating the fairness of the Offer.

          In approving the Offer, none of our directors makes any recommendation to you as to whether you should tender any of your Series A Shares in the Offer. You must make your own investment decision regarding the Offer based upon your own assessment of the market value of the Series A Shares, the potential value of the Depositary Shares, the possibility that any non-tendered Series A Shares may be called for redemption by the Company whether or not the Offer is completed, your liquidity needs (including the likely liquidity of any remaining Series A Shares after completion of the Offer and of the market for newly issued Depositary Shares), your investment objectives and any other factors you deem relevant.

5.	The following language is hereby added immediately after the last paragraph under the heading “SPECIAL FACTORS – Fairness of the Offer,” which appears on page 11 of the Offer to Exchange:

          Our Board determined, based on advice received from Houlihan, that as of the date of its determination, the economic and other terms of the Depositary Shares were approximately the same as the holders of the Series A Shares would be able to obtain if their Series A Shares were redeemed for cash and the holders then were to attempt to reinvest the proceeds in comparable securities. The Board also determined that the terms of the Offer are potentially more attractive to the holders of the Series A Shares than would be the redemption of those shares for cash followed by a re-investment of the redemption proceeds in a comparable security. The Board based this determination on its belief that an investor whose Series A Shares are redeemed for cash and who wishes to invest the redemption proceeds in a security comparable to the Series A Shares (i) may find it difficult to promptly re-invest those proceeds at a satisfactory price, because the Board understands that the market for similar securities is not especially deep or liquid, (ii) probably would receive a low interest rate on the cash redemption proceeds for the period they were held pending re-investment in a comparable security, and (iii) probably would have to pay a brokerage commission in connection with the reinvestment; whereas, by contrast, a holder of Series A Shares whose shares are purchased in the Offer (i) will be assured of being able to immediately replace the Series A Shares with a comparable security, (ii) will receive the benefit of the dividend yield on the Depositary Shares with effect from the day following the Expiration Date, and (iii) will not be required to pay a brokerage commission in connection with its acquisition of Depositary Shares through the Offer.

          The Board determined that, as of the date of its deliberations and based on the advice provided by Houlihan, the fair value per share of the Depositary Shares would be approximately the same as the redemption price per share of the Series A Shares and the Depositary Shares, i.e. approximately $25.00. The trading prices of the Series A Shares noted by the Board in the course of this analysis covered the period from the start of 2011, and ranged from a high of $26.26 per share to a low of $21.62 per share, and included the closing price of $25.52 on August 6, the day before the Board made its determination regarding the fairness of the Offer.

          Houlihan advised our Board, and our Board concluded, that it was likely that the Depositary Shares would trade at price levels similar to the prices at which the Series A Shares have traded since the beginning of 2011. In explaining why the Series A Shares had value approximately equal to the estimated value of the Depositary Shares even though the yield on the Series A Shares is materially higher than the yield on the Depositary Shares, Houlihan observed that, in light of the Company’s current access to funds and credit, including the amount of cash and cash equivalents shown on its most recently published balance sheet, it was likely that investors trading or considering trading in the Series A Shares would believe there was a substantial probability that the Company would elect to redeem the Series A Shares for cash in the relatively near future. Houlihan further advised that because of this investor perception as to the likelihood of redemption, the Series A Shares were trading at lower prices than they otherwise would and, further, that particularly in light of this market dynamic it was reasonable to view an exchange of a higher yielding but immediately callable security (the Series A Shares) for a security that bears a lower yield but carries five-year no-call protection (the Depositary Shares) as fair.

          Houlihan and the Board did not consider the book value, going concern value or liquidation value of the Company as a whole because these valuations were not considered to be relevant to an analysis of the fairness of the Offer. The Series A Shares (i) have a liquidation preference of $25.00 per share, (ii) can be redeemed for a redemption price of $25.00 per share plus accrued unpaid dividends and (iii) have no right to participate in the proceeds of any sale or liquidation of the Company in excess of the applicable liquidation preference or redemption price. The terms of the Depositary Shares will be substantially identical in these three respects to the corresponding terms of the Series A Shares. Based on these facts, Houlihan advised the Board, and the Board independently concluded, that analyzing the fairness of the Offer based on the respective net book values per share, going concern values per share and liquidation values per share of the Series A Shares and the Depositary Shares (other than observing that, as described above, the liquidation preference and redemption price per

Series A Share are essentially identical to the liquidation preference and redemption price per Depositary Share), was not meaningful.

Houlihan’s Fairness Analysis

          The Company retained Houlihan to act as its financial advisor in connection with the Offer. Houlihan is an investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected Houlihan to act as its financial advisor in connection with the Offer on the basis of Houlihan’s experience in transactions similar to the Offer, its reputation in the investment community and its familiarity with Company and its business.

          On August 3, 2012, Houlihan provided a preliminary draft presentation which was later revised and updated in several respects. A copy of this preliminary draft is filed as exhibit (c)(3) to the Schedule TO/13E-3 filed by the Company with respect to the Offer. On August 7, 2012, Houlihan delivered its final presentation to our Board for the Board’s consideration in connection with its analysis and determinations. A copy of final presentation is filed as exhibit (c)(2) to the Schedule TO/13E-3 filed by the Company with respect to the Offer.

The following represents a brief summary of the material financial analyses presented by Houlihan to our Board in connection with its the Fairness Opinion delivered by Houlihan.

In connection with rendering its Fairness Opinion, Houlihan:

•	Reviewed a draft document outlining the key terms of the Series C Shares;
•	Reviewed a draft tender offer statement on Schedule TO, dated August 1, 2012;
•	Reviewed a document comparing the key terms of the Series A Shares with the key terms of other preferred stock issued by REITs;
•	Reviewed an Company presentation regarding a line of credit extension, dated July 2, 2012;
•

Reviewed a third amendment to an amended and restated credit agreement by and among MHC Operating Limited Partnership, ELS, certain lenders and Wells Fargo Bank National Association, dated July 20, 2012;

•	Obtained, reviewed and/or analyzed certain information relating to the historical, current and future operations of the Company on a pro forma basis including, but not limited to the following:
	o	The Company’s latest reports on Form 10-Q and 10-K and other relevant public documents as filed with the Securities and Exchange Commission; and
	o	Company presentations and other supplemental financial information filed on the Company’s website.
•

Reviewed approved and draft board meeting, audit committee meeting, executive committee meeting, and compensation, nominating and corporate governance committee meeting minutes of the Company as well as the annual meeting of stockholders draft meeting minutes from July 31, 2011 through July 31, 2012;

•	Reviewed certain insurance policies of the Company covering director and officer insurance policies and other property, liabilities and operations insurance policies;
•

Reviewed the industry in which the Company operates, which included a review of (i) certain industry research, (ii) certain comparable publicly traded companies and (iii) comparable issuances of preferred stock; and

•	Reviewed certain other relevant, publicly available information, including economic, industry, and Company specific information.

Forecasts and Projections

Projections Prepared for Lenders Pursuant to Loan Document Definitions

          The only financial forecasts or projections provided by the Company to Houlihan were forecasts prepared in July 2012 for the benefit of certain of its lenders, which are set forth below. You should exercise caution in considering this data. These financial forecasts were prepared by the Company for a purpose other than the evaluation of the Offer. They are being provided to you only for completeness, because they were provided to Houlihan. The amounts shown in the table below were calculated in accordance with the requirements of the applicable credit agreements, and on bases agreed with the lenders. The methodology used in these calculations in various respects is not consistent with the methodology used by the Company in preparing financial data for financial reporting or other purposes and in certain instances differs materially from the methodology used by the Company in preparing its financial statements. The forecasts were prepared based on a variety of assumptions and expectations, some or all of which may not be borne out. Investors should not rely on the accuracy of these forecasts. The Company did not update these forecasts or prepare more extensive forecasts in connection with our Board’s evaluation of the terms of the Offer because we consider the forecasts to have limited (if any) relevance to a comparison of the respective terms of the Series A Shares and Depositary Shares, or to a decision whether to accept the Offer. We also caution against relying on them for any other purpose, including in connection with trading in our common stock:

(U.S. Dollars in millions)

	12/31/2012	12/31/2013	12/31/2014

Total Indebtedness	$2,274.67	$2,158.34	$1,991.09
Total Asset Value	$5,601.38	$5,721.67	$5,795.84
EBITDA	$353.40	$364.01	$374.93
CapEx Site Reserve	$(18.15)	$(18.15)	$(18.15)
Adjusted EBITDA	$335.26	$345.86	$356.78
Unencumbered NOI	$122.86	$139.72	$162.98
Unsecured Debt	$200.00	$200.00	$200.00
Unsecured Interest Expense	$6.31	$6.21	$6.21
Total Liabilities	$2,464.12	$2,347.79	$2,180.53

Consensus Wall Street Analysts’ Forecasts

          Houlihan also reviewed the following summary of consensus Wall Street analysts’ forecasts as published by Bloomberg, dated August 1, 2012:

(U.S. Dollars in millions)

	12/31/2012	12/31/2013

Revenue	$683.7	$698.7
EBITDA	$326.3	$347.7
Funds From Operations	$189.0	$201.2

          We express no opinion as to whether this consensus forecast data is reliable or accurate.

Overview

          The financial analysis conducted by Houlihan consisted of the following elements: (i) a public company analysis, (ii) an analysis of the existing terms of the Series A Shares, (iii) an analysis using the comparable transactions method and (iv) a cost of capital analysis.

Public Company Analysis

          In performing its public company analysis, Houlihan calculated the market capitalizations and enterprise values implied by the trading prices of the common stock of the Company and the eight other companies selected by Houlihan. Houlihan then calculated the ratios of those enterprise values to the respective companies’ revenues and earnings before interest expense, taxes, depreciation and amortization (“EBITDA”), and the ratios of those market capitalizations to the respective companies’ earnings and funds-from-operations (“FFO”). The data reviewed by Houlihan for the Company and the eight companies selected by Houlihan for purposes of this analysis is set forth below:

PUBLIC COMPANY ANALSYIS DATA

($ in Millions except per share data)

TRADING DATA

								LTM Market Capitalization to Funds From Operations
							LTM Enterprise Value to EBITDA
		% of 52-Week

Company Name	Stock Price 8/1/2012	High	Low	Shares Outstanding	Market Capitalization	Enterprise Value			EPS (LTM)

Equity LifeStyle Properties, Inc.	$71.61	97.7%	127.3%	41.1	$2,945.4	$5,313.1	18.0x	16.4x	$0.63
American Campus Communities, Inc.	$47.37	98.5%	145.4%	74.7	$3,539.4	$5,931.3	29.6x	24.6x	$0.67
Associated Estates Realty Corporation	$14.60	81.5%	102.5%	49.5	$722.6	$1,326.3	16.4x	15.6x	$(0.15)
BRE Properties Inc.	$50.90	95.0%	128.4%	76.8	$3,908.9	$5,597.8	23.1x	22.4x	$0.97
Education Realty Trust, Inc.	$11.39	96.4%	159.1%	95.3	$1,085.4	$1,429.2	29.1x	34.1x	$(0.13)
Essex Property Trust Inc.	$156.40	96.8%	140.6%	35.2	$5,507.5	$8,033.3	24.1x	27.1x	$1.12
Home Properties Inc.	$65.07	96.9%	124.9%	48.7	$3,166.4	$6,097.7	17.4x	14.9x	$1.01
Post Properties Inc.	$51.27	96.8%	159.3%	54.1	$2,773.5	$3,690.1	19.7x	22.8x	$0.98
Sun Communities Inc.	$46.40	97.0%	152.2%	26.5	$1,228.3	$2,559.1	16.1x	14.4x	$0.19
Maximum	$156.40	98.5%	159.3%	95.3	$5,507.5	$8,033.3	29.6x	34.1x	$1.12
Median	$49.14	96.8%	143.0%	51.8	$2,970.0	$4,643.9	21.4x	22.6x	$0.82
Mean	$55.43	94.9%	139.0%	57.6	$2,741.5	$4,333.1	21.9x	22.0x	$0.58
Minimum	$11.39	81.5%	102.5%	26.5	$722.6	$1,326.3	16.1x	14.4x	$(0.15)

SIZE GROWTH AND LEVERAGE DATA
Latest Twelve Months

				Historical Growth Rates

Company Name	Revenue	EBITDA	FFO	Revenue	EBITDA	Net Income	Debt/ Equity (%)	Debt/ Total Cap %	Net Debt/ EBITDA	EBITDA/ Interest

Equity LifeStyle Properties, Inc.	$656.7	$294.6	$180.1	28.8%	33.6%	-43.4%	77.7%	43.7%	7.31x	2.48x
American Campus Communities, Inc.	$420.5	$200.2	$144.1	14.8%	12.1%	-12.2%	46.0%	31.5%	8.04x	3.53x
Associated Estates Realty Corporation	$176.7	$81.0	$46.4	1.2%	13.2%	NM	83.4%	45.5%	7.42x	2.43x
BRE Properties Inc.	$389.2	$242.6	$174.2	9.9%	10.0%	100.1%	43.1%	30.1%	6.93x	3.47x
Education Realty Trust, Inc.	$130.3	$49.1	$31.8	21.4%	23.3%	NM	31.4%	23.9%	6.76x	2.78x
Essex Property Trust Inc.	$494.3	$317.0	$210.9	17.3%	25.0%	99.2%	42.6%	29.9%	7.36x	3.35x
Home Properties Inc.	$598.9	$340.9	$205.0	12.6%	15.9%	86.6%	84.9%	45.9%	7.86x	2.64x
Post Properties Inc.	$319.8	$188.4	$121.5	2.1%	16.7%	43.0%	34.0%	25.4%	4.95x	3.16x
Sun Communities Inc.	$316.7	$158.7	$85.6	17.4%	18.8%	NM	106.8%	51.6%	8.24x	2.19x
Maximum	$598.9	$340.9	$210.9	21.4%	25.0%	100.1%	106.8%	51.6%	8.24x	3.53x
Median	$354.5	$194.3	$132.8	13.7%	16.3%	86.6%	44.5%	30.8%	7.39x	2.97x
Mean	$355.8	$197.2	$127.4	12.1%	16.9%	63.3%	59.0%	35.5%	7.19x	2.94x
Minimum	$130.3	$49.1	$31.8	1.2%	10.0%	-12.2%	31.4%	23.9%	4.95x	2.19x

PUBLIC COMPANY VALUATION MULTIPLES

	TEV/Revenue		TEV/EBITDA		P/Earnings		P/FFO

Company Name	LTM	2012	LTM	2012	LTM	2012	LTM	2012

Equity LifeStyle Properties, Inc.	8.09x	7.96x	18.04x	16.78x	113.86x	60.69x	16.36x	15.66x
American Campus Communities, Inc.	14.1x	12.9x	29.6x	25.9x	70.9x	117.2x	24.6x	23.7x
Associated Estates Realty Corporation	7.5x	7.5x	16.4x	14.6x	NM	23.9x	15.6x	12.0x
BRE Properties Inc.	14.4x	14.3x	23.1x	22.2x	52.2x	43.4x	22.4x	21.5x

	TEV/Revenue		TEV/EBITDA		P/Earnings		P/FFO

Company Name	LTM	2012	LTM	2012	LTM	2012	LTM	2012

Education Realty Trust, Inc.	11.0x	10.3x	29.1x	23.0x	NM	246.9x	34.1x	23.7x
Essex Property Trust Inc.	16.3x	15.4x	24.1x	23.0x	76.2x	97.7x	27.1x	23.2x
Home Properties Inc.	10.2x	9.7x	17.4x	16.4x	62.9x	52.2x	14.9x	16.3x
Post Properties Inc.	11.6x	11.3x	19.7x	21.4x	52.3x	92.7x	22.8x	20.8x
Sun Communities Inc.	8.1x	8.4x	16.1x	15.3x	247.6x	125.4x	14.4x	14.1x
Maximum	16.3x	15.4x	29.6x	25.9x	247.6x	246.9x	34.1x	23.7x
Median	11.3x	10.8x	21.4x	21.8x	66.9x	95.2x	22.6x	21.2x
Mean	11.6x	11.2x	21.9x	20.2x	93.7x	99.9x	22.0x	19.4x
Minimum	7.5x	7.5x	16.1x	14.6x	52.2x	23.9x	14.4x	12.0x

          Houlihan searched an S&P CapitalIQ database of publicly traded companies operating in the residential REIT industry. S&P CapitalIQ treats the Company for this purpose as part of the residential REIT industry. The search was further narrowed by analyzing companies located in the United States of America with a total enterprise value of between $1 billion and $10 billion. No companies were excluded from this search.

          Houlihan noted that in the part of the REIT industry in which the Company operates, the FFO ratio is the most widely-used valuation metric. Houlihan noted that the Company’s long-term and 2012 FFO multiples, of 16.36 and 15.66 respectively, are moderately below the comparable ratios of the eight companies selected by Houlihan for purposes of this analysis.

Existing Terms of the Series A Shares

          Houlihan reviewed the terms of the Series A Shares. Houlihan noted in particular that the Company has the right to redeem the Series A Shares at any time at the Company’s option. Houlihan further noted that the Company has immediate access to funds in an amount sufficient to pay the aggregate redemption price on the Series A Shares, should it choose to redeem them, including $135 million in cash and cash equivalents and an unused $380 million line of credit. Houlihan advised that, in its opinion, the presence of the redemption right caused the Series A Shares to trade at lower prices (slightly above the redemption price) than they would if not immediately redeemable.

          Comparable Transactions Method

          Houlihan noted that there are no recent precedents for exchange offers similar to the Offer. For its comparable transactions analysis, therefore, Houlihan analyzed underwritten public offerings of preferred stock by 17 REITs and other companies similar to the Company.

          The following underwritten preferred stock offerings were identified by Houlihan for purposes of this analysis:

	Offering Data				Issuer Data

Issuer	Offering Date	Amount of Securities (in millions)	Dividend Rate	Issuer Market Capitalization (In Thousands)	Issuer Debt (In Thousands)	Issuer Debt/ Total Capital

Kilroy Realty Corporation	8/6/2012	$75.0	6.44%	$3,259.10	$1,775.67	35.3%
Taubman Centers, Inc.	8/3/2012	$175.0	6.50%	$4,869.66	$2,847.97	36.9%
Investors Real Estate Fund	7/31/2012	$100.0	7.95%	$748.46	$1,101.56	59.5%
AG Mortgage Investment Trust, Inc.	7/27/2012	$45.0	8.25%	$355.64	$2,157.14	76.5%
Apollo Commercial Real Estate Finance, Inc.	7/25/2012	$75.0	8.63%	$344.36	$350.99	50.8%

	Offering Data				Issuer Data

Issuer	Offering Date	Amount of Securities (in millions)	Dividend Rate	Issuer Market Capitalization (In Thousands)	Issuer Debt (In Thousands)	Issuer Debt/ Total Capital

Dynex Capital, Inc.	7/25/2012	$50.0	8.50%	$553.22	$3,182.75	85.2%
Invesco Mortgage Capital Inc.	7/19/2012	$135.0	7.75%	$2,182.40	$13,987.89	86.5%
Senior Housing Properties Trust	7/17/2012	$350.0	5.63%	$4,097.88	$1,964.93	32.4%
Kimco Realty Corporation	7/16/2012	$225.0	5.50%	$7,906.61	$4,191.72	34.6%
Texeno Realty Corp.	7/12/2012	$40.0	7.75%	$204.12	$129.44	25.0%
Vornado Realty Trust	7/11/2012	$300.0	5.70%	$15,612.49	$10,323.24	39.9%
Chesapeake Lodging Trust	7/10/2012	$110.0	7.75%	$551.94	$420.52	43.2%
Corporate Office Properties Trust	6/20/2012	$150.0	7.38%	$1,636.77	$2,420.75	59.7%
Resource Capital Corp.	6/7/2012	$6.6	8.50%	$457.60	$1,815.21	79.9%
Armour Residential Mortgage	5/31/2012	$35.0	8.25%	$1,240.17	$11,208.13	90.0%
Cedar Realty Trust	5/15/2012	$10.0	7.25%	$340.97	$753.12	68.8%
Annaly Capital Management Inc.	5/9/2012	$275.0	7.63%	$16,100.49	$95,333.18	85.6%

Comparative/Summary Data
High		$350.00	8.63%	$16,100.49	$95,333.18	90.0%
Medium		$100.00	7.75%	$1,240.17	$2,157.14	59.5%
Mean		$128.83	7.37%	$3,556.58	$9.056.72	58.2%
Low		$6.63	5.50%	$204.12	$129.44	25.0%
Equity Lifestyle Properties, Inc.				$2,959.90	$2,228.45	43.6%

          Houlihan searched an S&P CapitalIQ database of recently closed public offerings of preferred stock for companies located in the REIT industry. Houlihan searched for preferred stock offerings with an offering date between April 30, 2012 and August 6, 2012. No preferred stock offerings were excluded from this search. In addition, Houlihan held discussions with the Company’s management to identify any additional preferred stock offerings that were possibly excluded from the S&P CapitalIQ database.

          In reviewing the terms of the offerings, Houlihan observed that the dividend rate on the preferred stock sold in these offerings was influenced by both the size and the ratio of indebtedness to total capitalization (“leverage”) of the issuing company. Houlihan observed that the Company has a larger market capitalization relative to the average of the companies included in the analysis and that its leverage is lower than the average in the group. As a result, Houlihan concluded that based on comparable preferred stock issuances, a reasonable estimate of the dividend rate that the Company would be required to offer in an underwritten offering of its preferred stock would be in the range of 6.15% to 6.95%.

          Houlihan noted that no company used in this analysis is identical or directly comparable to the Company. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which the Company was compared.

Cost of Capital Analysis

          Houlihan observed that preferred stock is subordinate to a company’s debt but senior to a company’s common equity and that, therefore, the cost of capital of a company’s preferred stock generally is between the cost of the company’s debt and the cost of its common equity. Based on this observation, it is appropriate to estimate the likely range of the Company’s cost of preferred stock by analyzing the cost of its debt and cost of its equity.

          In its cost of capital analysis, Houlihan compared the costs of the Company’s debt and common equity as of the date of original issuance of the Series A Shares with the dividend yield on the Series A Shares. Houlihan then calculated the costs of the Company’s debt and equity as of the date of its opinion and compared this to the respective cost of capital as of the date of initial issuance of the Series A Shares.

          In its calculation of the cost of equity, Houlihan used the build-up method and the capital asset pricing model. Houlihan observed that from March 1, 2011 (the date of original issuance of the Series A Shares) to August 1, 2012, the Company’s cost of equity decreased. Using the build-up method, the cost of common equity at the start of the period was estimated to be 16.58% and the cost of common equity at the end of the period was estimated to be 13.11%. Using the capital asset pricing model, the cost of equity at the start of the period was estimated to be 10.89% and the cost of equity at the end of the period was estimated to be 8.57%.

          Houlihan estimated the cost of debt by analyzing (i) the yield on a number of REIT fixed income indices published by Merrill Lynch, (ii) the Company’s cost of borrowing under a $200 million term loan that matures on June 30, 2017 and that has an interest rate of LIBOR plus 1.85% to 2.85%, (iii) the Company’s cost of borrowing under its line of credit, which provides for an interest rate of LIBOR plus 1.65% to 2.50% and (iv) the Company’s cost of borrowing under various mortgages, which had weighted average interest rates of between 6.10% and 5.50% as of March 31, 2011 and June 30, 2012, respectively.

          Houlihan noted that the decline in the cost of borrowing reflected in the Merrill Lynch REIT index since the date of the Series A Shares were first issued and compared the decline with the decline in the Company’s cost of borrowing over the same period, as follows:

	3/1/2011	8/1/2012

Company’s Cost of Secured Property Debt	6.10%	5.50%

Merrill Lynch Overall REIT Index	4.11%	3.13%

          Houlihan completed its cost of capital analysis by comparing the dividend rate on the Series A Shares with the Company’s cost of common equity and cost of borrowing on the date of the initial issuance of the Series A Shares, and observing the correlation of those three cost of capital factors (and specifically, the extent to which the Series A Share dividend rate was greater than the Company’s cost of borrowing and less than its cost of common equity). Houlihan then applied that same general correlation among those three cost of capital factors to the Company’s cost of common equity and cost of borrowing as of the date of its presentation to our Board, which it calculated as described above. Based on this analysis Houlihan concluded that, because the Company’s cost of common equity and cost of borrowing have declined since the initial issuance of the Series A Shares, if the Company were to conduct an underwritten public offering of newly created preferred securities that were similar to the Series A Shares but with a dividend yield established based on current market conditions, under the market conditions in effect at the date of its presentation to our Board, the dividend yield on the new preferred securities would be materially lower than the dividend yield on the Series A Shares. Houlihan estimated that, as of the date of its presentation to our Board, if the dividend yield on such a newly offered preferred security were assumed to have approximately the same correlation to the Company’s current costs of common equity and borrowing as the Series A Shares’ dividend rate had to those costs as of the date of its initial issuance, the dividend yield on the new preferred security would be within the following ranges:

Using Comparable Transactions Method	6.15% — 6.95%

Using Comparable Cost of Capital Analysis	6.00% — 6.75%

6.	The third sentence of the first paragraph under the heading “THE OFFER – Effects of the Tenders,” which appears on page 24 of the Offer to Exchange, is hereby deleted and replaced with the following:

          All such proxies shall be considered coupled with an interest in the tendered Series A Shares and therefore shall not be revocable; provided that the Series A Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date, as it may be extended by us, and unless previously accepted and not returned as provided for herein, also may be withdrawn at any time after September 18, 2012, subject to the withdrawal rights and procedures set forth below

7.	The first two paragraphs under the heading “THE OFFER – Withdrawal of Tenders,” which appears on page 25 of the Offer to Exchange, are hereby deleted and replaced with the following:

          You may validly withdraw Series A Shares that you tender at any time prior to the Expiration Date of the Offer, which is midnight, New York City time, on September 7, 2012, unless we extend it. In addition, after the expiration of the Offer, you may withdraw any Series A Shares that you tendered that are not accepted by us at any time after September 18, 2012.

          For a withdrawal to be effective, you must deliver a written notice of withdrawal to the Depositary at the appropriate address specified on the back cover of this Offer to Exchange prior to the Expiration Date or, if your shares are not previously accepted by us, at any time after September 18, 2012. Any notice of withdrawal must identify the beneficial owner of the Series A Shares to be withdrawn, including the name of the beneficial owner of the Series A Shares, the name of the person who tendered the Series A Shares, if different, and the number of Series A Shares to be withdrawn. Your notice of withdrawal must comply with the requirements set forth in this Offer to Exchange. If you tendered Series A Shares pursuant to the procedures for a book-entry transfer, a withdrawal of Series A Shares will only be effective if you comply with the appropriate DTC procedures prior to the Expiration Date of the Offer or, if your shares are not previously accepted by us, at any time after September 18, 2012.